UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

15049068

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
MAR 02 2015
WASH. D.C. 194 SECTION

SEC FILE NUMBER
8-23489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montainview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1001
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Shiveley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRIS ALAN BARTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20154002534
MY COMMISSION EXPIRES JANUARY 20, 2019

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to role 15a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MountainView Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MountainView Securities, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MountainView Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Denver, Colorado
February 26, 2015

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	20,936
Receivables from broker-dealers and clearing organizations, net		4,035,078
Prepaid expenses		14,023
Property and equipment, net of accumulated depreciation of $98,907		18,972
Other assets		16,865
Total assets	$	4,105,874
Liabilities and Member's Equity		
Liabilities		
Due to affiliate, net	$	61,465
Accrued expenses		168,268
Total liabilities		229,733
Commitments and Contingencies (Note 4)		
Member's Equity		
Member contribution		3,719,160
Accumulated earnings		156,981
Total member's equity		3,876,141
Total liabilities and member's equity	$	4,105,874

See Notes to Financial Statements.

MountainView Securities, LLC

Notes to Statement of Financial Condition

Note 1. Organization

MountainView Securities, LLC (the Company) is a Delaware single member limited liability company which is approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of MountainView Capital Holdings, LLC (MountainView), a Delaware Limited Liability Company. The Company has operations in Houston, Texas, and Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the fourth quarter of 2014, the Company's board of managers approved a plan to wind down operations. As of December 31, 2014 operations were substantially wound down, and there were no pending trades or trading activity. Management plans to keep the security license in good standing in the event the license could be sold or if the Company decides to re-commence trading operations at a later date.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Receivables from broker-dealers and clearing organizations: There were no trades pending settlements at December 31, 2014. See Note 8 for break-out of receivables from broker-dealers and clearing organizations.

Property and equipment: Property and equipment are recorded at cost net of accumulated depreciation and consist mainly of furniture and equipment. Depreciation is calculated using the straight line method over the assets' useful lives of 3 to 7 years.

Income taxes: The Company has elected to be taxed as a single member-disregarded entity for income tax purposes. Accordingly, the Company is not subject to federal income tax, but may be subject to certain state taxes. The individual member is individually liable for taxes on their share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions. The current and prior three tax years remain subject to examination by U.S. Federal and most state tax authorities.

Note 2. Summary of Significant Accounting Policies (Continued)

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Statement of Financial Condition was issued, noting none.

Note 3. Risks and Uncertainties

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily. and pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 4. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each lease expiring in 2016 are as follows:

As of December 31:		
2015	$	111,215
2016		37,610
	$	148,825

As of December 31, 2014, the Company had completely vacated its Houston leased office, and that space was sub-leased to a third party. A liability was recorded for costs that will continue to be incurred under the lease contract for its remaining term net of sublease income in accordance with FASB ASC 420-10-25-11 *Contract Termination Costs*. The following is a breakout of the accrual that was recorded as a component of accrued expenses on the statement of financial condition as of December 31, 2014:

Rent Expenses (Houston)		
Total rent & operating expense	$	148,825
Total sublease rental income		(102,651)
Total accrual amount through lease end	$	46,174

Note 5. Indemnifications

In the normal course of its business, the Company enters into contracts and agreements with certain service providers, such as clearing and custody agents, trustees and administrators, that contain a variety of representations and warranties and which provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Note 6. Regulatory Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of $3,826,281 and $250,000, respectively, which was $3,576,281 in excess of its required net capital.

Note 7. Related-Party Transactions

Various administrative services are provided by MountainView. Certain expenses allocated to the Company by MountainView are based on estimated usage of shared services. Cash is transferred as needed to cover these expenses. There was $61,465 due to MountainView at December 31, 2014 as a result of these services which is recorded as due to affiliate on the statement of financial condition.

The Company maintains a revolving line of credit agreement with MountainView in the amount of $10,000,000. The line of credit is payable on demand and is in place related to any advances requested by the Company to cover expenses or possible collateral requirements and accrues 6% per annum simple interest. As of December 31, 2014, there was $0 outstanding on the line of credit. Borrowings under this agreement are not secured and there are no pledges of collateral.

Note 8. Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014 consisted of fees, commissions receivable and cash and cash equivalents on hand totaling $4,035,078. Receivables from broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivables/ (Payables)
Deposits with clearing broker	$ 100,000
Money market accounts	3,939,325
Fees and commissions receivable/payable	(4,247)
	$ 4,035,078

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.